BioQuest Corp.

3700 Campus Drive, Suite 206

Newport Beach, CA 92660

Phone: (714) 978-4425

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioQuest Corp.
Offering Statement on Form 1-A
Filed: October 21, 2020
File No. 024-11151

October 21, 2020

Ladies and Gentlemen:

BioQuest Corp. (Applicant) hereby applies for the Commission’s consent to withdraw its Form 1A/A Offering Statement dated October 21, 2020, file number 024-11151.

The Offering Statement was submitted as an amended Form 1-A/A instead of as a new Form 1-A. The correct Offering Statement will be resubmitted under Form 1-A.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BioQuest Corp.

/s/ Thomas Hemingway
Name:	Thomas Hemingway
Title:	Chief Executive Officer, Director